SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 31, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Anderegg

Re:	Huahui Education Group Ltd.
Post-Effective Amendment No. 2 to Form F-1
Filed March 31, 2022
File No. 333-235275

Dear Mr. Anderegg:

We represent Huahui Education Group Ltd. (the “Company”) as US counsel. We are submitting herewith Post-Effective Amendment No. 2 on Form F-1 (File No. 333-235275) (the “Post-Effective Amendment”), to the Registration Statement, as declared effective by the Securities and Exchange Commission (the “Registration Statement”) on October 20, 2020, pursuant to the undertakings in Item 9.1(b) of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus included therein.

The purpose of this letter is to respond to the comment letter dated February 24, 2022 from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Post-Effective Amendment No. 1 to the Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response. The Company is concurrently submitting Post-Effective Amendment No. 2.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Prospectus Cover Page, page 1

1.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

We have revised the cover page to add disclosure that the Company’s auditor, Pan-China Singapore PAC, is headquartered in Singapore and is registered with the PCAOB. The Company further states on the cover page that, therefore, it believes that, as of the date of the prospectus, its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. Further disclosure also has been added regarding the Holding Foreign Companies Accountable Act and its potential effect on the Company if the auditor’s work papers are or become located in China.

U.S. Securities and Exchange Commission

March 31, 2022

2.	Clearly disclose how you will refer to the holding company, and subsidiaries, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of your subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Also disclose prominently on the cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China.

Response:

Zhongdehui (Shenzhen) Education Development Co., Limited, the Company’s primary operating subsidiary, and Shenzhen Huahui Media Technology Co., Limited, also an operating subsidiary, have been defined as the Operating Subsidiaries on the Cover Page. In addition, we have included, in bold print on the Cover Page, cautionary disclosure that investors are buying shares of a Cayman Islands holding company with operations conducted in the People’s Republic of China by its operating subsidiaries, and that investors in the offering will not directly hold equity interests in either of the Company’s operating subsidiaries.

We also have defined the various holding companies and operating subsidiaries in the Definitions section of the Prospectus. In addition, we have further reviewed the Prospectus and made several revisions so as to ensure that the reader understands which entity the disclosure is referencing and which subsidiary is conducting the business operations.

Prospectus Summary, page 5

3.	Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

The Company has added further disclosure under “Prospectus Summary - Regulatory Oversight in China” stating that, as of the date of the prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or to issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or been denied such permissions by any PRC authorities. We also state that currently we are not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange and we have further stated affirmatively that any applicable permissions or approvals have been obtained. Lastly, disclosure has been added regarding the consequences to the Company, investors and the subsidiaries if applicable permissions or approvals are not obtained and the effects if applicable laws change and the Company is required to obtain such permissions or approvals at a later date.

U.S. Securities and Exchange Commission

March 31, 2022

4.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

In response to this comment, disclosure has been added to the Prospectus Summary under the heading “Risk Factors - Risks Related to the Company’s Shares” regarding the Holding Foreign Companies Accountable Act and that, if our auditor’s work papers are or become located in China and the PCAOB is unable to completely inspect or investigate the Company’s auditor, the Company’s securities may be de-listed by an exchange.

5.	Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control with respect to your subsidiaries. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities.

Response:

In response to this comment, a diagram of the Company’s corporate structure has been inserted in the Prospectus Summary. Further, the disclosure has been revised to clearly indicate that (i) there are no other contracts or arrangements through which we claim to have economic rights and exercise control with respect to our subsidiaries, and (ii) purchasers in the Offering are buying shares of the Cayman Islands company whereas all of our operations are conducted in the Company’s Operating Subsidiaries, and that at no time will the Company’s shareholders directly own shares of the Operating Subsidiaries.

6.	In your summary of Risk Factors on page 7, please revise the tenth bullet to state that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please revise the bullets under “Risks Related to Doing Business in Jurisdictions in Which We Operate” to include a cross-reference to the more detailed discussion of each of these risks in the prospectus.

Response:

In response to this comment, the risk factor has been revised to state that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or the securities to become worthless. Lastly, each risk factor in this section has been revised to cross-reference to the more detailed discussion in the Prospectus.

7.	Please revise Transfers of Cash to and from Our Subsidiaries to include the detail regarding transfers of cash within your organization that you include on the prospectus cover page.

U.S. Securities and Exchange Commission

March 31, 2022

Response:

In response to this comment, the disclosure under “Transfers of Cash to and from Our Subsidiaries” has been expanded to include the additional disclosure from the Cover Page, which provides a clear description of how cash can be transferred throughout the organization. We have further disclosed that during the fiscal years ended December 31, 2021 and 2020 and through the date of this prospectus, no dividends or distributions have been made by the subsidiaries to the Company or U.S. investors. Lastly disclosure has been added to describe any restrictions on: (i) foreign exchange and ability to transfer cash between entities, across borders and to U.S. investors; and (ii) ability to distribute earnings from the Company, including the operating subsidiaries, to the Company and U.S. investors.

Risk Factors, page 7

8.	It appears that you have not included all of the risk factors referenced in the summary, particularly regarding your significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussions of these risks in the prospectus. For example, you should include a risk factor that specifically discusses risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as a risk factor discussing the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response:

In response to this comment, new risk factors have been added, including a description of the risks arising from the legal systems in China, the enforcement of such laws, that rules and regulations can change quickly with little notice and further discussing the risk that the Chinese government may intervene or influence the Company’s operations at any time or may exert control over offerings conducted overseas and/or foreign investment in China-based issuers.

To the extent that our independent registered public accounting firm’s …. page 13

9.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also clarify that if the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before your securities may be prohibited from trading or delisted.

Response

In response to this comment, further disclosure has been added to the relevant risk factor to reflect that the Commission has adopted rules to implement the HFCAA and to disclose the PCAOB’s Determination Report regarding its inability to inspect completely accounting firms headquartered in mainland China or Hong Kong. In addition, the revised risk factor states that if the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

U.S. Securities and Exchange Commission

March 31, 2022

Risk Factors

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas …. page 18

10.	We note your discussion of the Chinese government’s significant oversight and discretion over the conduct of your business, and your discussion of the CAC and the CRSC. Given the different nature of these risk please provide separate risk factor disclosures of these risk. In this regard, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In a separate risk factor please disclose that in light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to this comment, a separate risk factor has been added to highlight the risk that the Chinese government may intervene or influence the Company’s operations at any time, which could result in a material change in operations and the value of our securities. The disclosure has been further revised to disclose the risk that any such action by the Chinese government to exert more oversight and control over offerings could significantly limit or hinder the Company’s ability to offer or continue to offer securities to investors.

Lastly, in response to this comment, a new separate risk factor has been added to indicate that based on our current understanding of applicable PRC laws and regulations, our Operating Subsidiaries are not subject to cybersecurity review under the Revised Measures nor are the Company’s Shares subject to the review or prior approval of the CAC or the China Securities Regulatory Commission (the “CRSC”).

If you have any questions relating to the Post-Effective Amendment, please contact Liqin Liu, the Company’s Chief Financial Officer, at her email address of 1209575408@qq.com or Junze Zhang, the Company’s Chief Executive Officer, at his email address of junze_zhang@126.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at +852-9764-2842, as I am currently in Hong Kong, or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Huahui Education Group Ltd.